September 30, 2008

VIA EDGAR AND FACSIMILE

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Re:	Heckmann Corporation

Registration Statement on Form S-4

File No. 333-151670

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heckmann Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the Registration Statement, as amended by Amendment Nos. 1-3 thereto, so that it will become effective at 4 p.m., Eastern time on September 30, 2008 or as soon thereafter as is practicable.

The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Heckmann Corp.

By:	/s/ Donald G. Ezzell
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)
Thelen Reid Brown Raysman & Steiner LLP
Richard S. Green, Esq. (rgreen@thelen.com)
Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)